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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 0-32315

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended:      December 31, 2005
                       -----------------
[ ] Transition Report on Form 10-K  [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                                 .
                                  -------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Zanett, Inc.
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Former Name If Applicable: Planet Zanett, Inc.
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Address of Principal Executive Office (Street and Number): 635 Madison Avenue
                                                           15th Floor
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City, State and Zip Code:  New York, NY 10022
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b- 25(c)has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year end of Zanett, Inc. (the "Company") ended on December 31, 2005. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by March 31, 2006.

     On December 30, 2005, the Company announced the consolidation of its Commercial segment to form Zanett Commercial Solutions, Inc. ("ZCS"). ZCS is comprised of former subsidiaries, Back Bay Technologies, Whitbread Technology Partners, and INRANGE Consulting.

     On March 7, 2006, the Company entered into a Stock Purchase Agreement, dated as of February 28, 2006, with its wholly-owned subsidiary Delta Communications Group, Inc. ("Delta") and Howard Norton, Delta's Chief Executive Officer to sell all of the outstanding common stock of Delta to Mr. Norton.

     The timing of the consolidation of ZCS and the sale of Delta has put unusual demands on the financial and accounting staff and lengthened the review process that is being undertaken by the Company's management, audit committee and board of directors.

     The foregoing reasons causing the Company's inability to timely file its Report on Form 10-KSB for the year ended December 31, 2005 could not be eliminated without unreasonable effort or expense.
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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth DeRobertis                          646                502-1800
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's results of operations for 2005 currently reflect a $4,000,000 loss versus $80,000 of income in 2004. These results are significantly different from 2004. Because preparation and completion of the Company's financial statements in connection with its 2005 annual report on Form 10-K are ongoing, the financial information presented herein is preliminary, unaudited and subject to adjustment, which adjustments could be material.

     On March 7, 2006, the Company entered into a Stock Purchase Agreement, dated as of February 28, 2006 (the "Agreement"), with its wholly-owned subsidiary Delta and Howard Norton, Delta's Chief Executive Officer. Pursuant to the terms of Agreement, on March 7, 2006, the Company sold all of the outstanding common stock of Delta to Mr. Norton. As consideration for the transaction, Mr. Norton surrendered 64,789 shares of the Company's Common Stock and options to acquire 100,000 shares of the Company's Common Stock which represented Mr. Norton's entire equity interest in the Company. While Delta retained all of its outstanding liabilities, under the Agreement, the Company retained all of Delta's outstanding receivables through February 28, 2006. As a result of this transaction, the Company has recognized a loss from discontinued operations of approximately $1,200,000.

     The Company is currently assessing its long-lived assets for potential impairment and believes it is probable that we will report a material impairment charge for the period ending December 31, 2005 in addition to the loss from operations described above. The Company's preliminary estimate of this charge is approximately $3,500,000.



                                  ZANETT, INC.
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(Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    March 31, 2006                By: /s/ Kenneth DeRobertis
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                                       Kenneth DeRobertis
                                       Chief Financial Officer